Exhibit 99.1

THE INX DIGITAL COMPANY, INC.

ANNOUNCES COMPLETION OF REVERSE TAKEOVER

NEW YORK, VANCOUVER – January 10, 2022 – The INX Digital Company, Inc. (the “Resulting Issuer” or the “Company”) (formerly Valdy Investments Ltd. (“Valdy”)) is pleased to announce the closing of its previously announced reverse takeover transaction (the “Transaction”).

Pursuant to the terms of an amended and restated securities exchange agreement dated November 3, 2021 (the “Securities Exchange Agreement”), Valdy acquired all of the issued and outstanding shares of INX Limited (“INX”). Following the completion of the Transaction, INX became a wholly-owned subsidiary of the Company and Valdy changed its name to that of the Resulting Issuer.

Prior to completion of the Transaction, the common shares of Valdy (the “Valdy Shares”) were consolidated on the basis of 2.7266667 pre-consolidation Valdy Shares for one-post consolidation Valdy Share.

In connection with the Transaction, on April 1, 2021, INX completed a subscription receipt financing led by PI Financial Corp. and Eight Capital for aggregate gross proceeds of C$39,600,000 (the “Financing”). Pursuant to the terms of the Financing, the escrow release conditions for the Financing have been satisfied and each subscription receipt has been converted into one common share of the Resulting Issuer (each, a “Resulting Issuer Share”) and one-half of one common share purchase warrant of INX (each whole warrant, an “INX Financing Warrant”) and the net proceeds from the Financing have been released from escrow. Each INX Financing Warrant is exercisable into one additional Resulting Issuer Share until [January 10, 2024] at an exercise price of $1.88 per Resulting Issuer Share.

The Company received conditional approval from the Neo Exchange Inc. (the “NEO Exchange”) on December 31, 2021 to list the Resulting Issuer Shares following the completion of the Transaction and the fulfillment of certain listing conditions. It is anticipated that the Resulting Issuer Shares will commence trading on the NEO Exchange under the ticker symbol “INXD”, following the issuance of the NEO Exchange’s final approval and listing bulletin.

Additional information with respect to the Transaction and the Resulting Issuer will be provided in the Resulting Issuer’s listing statement, which will be filed on the Resulting Issuer’s SEDAR profile at www.SEDAR.com prior to the commencement of trading of the Resulting Issuers Shares on the NEO Exchange.

Board of Directors and Management of the Resulting Issuer

The board of directors of the Resulting Issuer now consists of five directors: Shy Datika; David Weild; Nicholas Thadaney; Tom Lewis; and Hilary Kramer. In addition, the management of the Resulting Issuer now consists of Shy Datika as Chief Executive Officer, Itai Avneri as Chief Operating Officer, Alan Silbert as Chief Executive Officer, North America, Douglas Borthwick as Chief Business Officer, Gadi Levin as Chief Financial Officer, Paz Diamant as Chief Technology Officer, Maia Naor as Chief Product Officer, Cathy Yoon as General Counsel, Jonathan Azeroual as Chief Blockchain Officer, James Crossley as Director of Business Development, and Vlad Uchenik as CEO/CCO of INX Securities, LLC. The following is a brief description of the background and experience of the directors and management of the Resulting Issuer:

Mr. Shy Datika is one of the founders of INX and is INX’s President, CEO and a member of the board of directors. Mr. Datika has more than 25 years of experience in the banking and finance industry. As founder and former Chief Executive Officer of ILS Brokers, a multinational brokerage house based in Tel-Aviv, Israel, Mr. Datika has a significant role in the adoption of electronic trading in the global OTC foreign exchange (OTC Forex) market as well as in the brokerage activity and online trading business. During the last 20 years, Mr. Datika has been extensively involved in financial technology (FinTech) as an investor, director or manager of several companies, including as CEO of ForexManage Ltd., a software company providing professional technology platform solutions for institutional risk management and trading activities in the forex and interest rate derivatives markets for the banking industry, Ouroboros Derivatives Trading Ltd. (holding a CIF license from CySec) and its affiliated entities (collectively, “Anyoption”) and as an independent (external) director and a member of the Investment Committee and member of the Audit Committee of Altshuler Shaham provident funds and Pension Ltd. with US$65B under management. Prior to that, he was a senior dealer in Bank Hapoalim heading the G7 spot desk. Mr. Datika possesses broad knowledge in the areas of fin-tech and trading and has an extensive track record in building sustainable businesses in the financial market. Mr. Datika serves as a director on the board of numerous private companies.

Mr. David Weild is an independent director of INX. Mr. Weild is founder, chairman and CEO of Weild & Co., Inc., parent company of the investment banking firm Weild Capital, LLC. Prior to Weild & Co., Mr. Weild was vice chairman of NASDAQ, president of PrudentialFinancial.com and head of corporate finance and equity capital markets at Prudential Securities, Inc. Mr. Weild holds an M.B.A. from the Stern School of Business and a B.A. from Wesleyan University. Mr. Weild is currently on the boards of BioSig Technologies, Inc. and PAVmed Inc. From September 2010 to June 2011, Mr. Weild served on the board of Helium.com, until it was acquired by R.R. Donnelly & Sons Co. Since 2003, Mr. Weild was a director and then chairman of the board of the 9-11 charity, Tuesday’s Children. He became chairman emeritus in October 2016 and still serves on the board. Mr. Weild brings extensive financial, economic, stock exchange, capital markets, and small company expertise to the company gained throughout his career on Wall Street. He is a recognized expert in capital markets and has spoken at the White House, Congress, the SEC, OECD, and the G-20 on how market structure can be bettered to improve capital formation and economic growth.

Mr. Nicholas (Nick) Thadaney is an independent director of INX. Mr. Thadaney was President and Chief Executive Officer, Global Equity Capital Markets, and a member of the senior management team of TMX Group until February 2018. In his roles with TMX Group, Mr. Thadaney was responsible for all equity listing and trading activity across the company’s equities markets and alternative trading systems, including Toronto Stock Exchange, TSX Venture Exchange, Alpha, TMX Select, TSX Private Markets and TSX Trust. Prior to joining TMX Group in September 2015, Mr. Thadaney was Chief Executive Officer of ITG Canada Corp. since 2005, with responsibility for managing all aspects of the business, as well as a member of ITG’s Global Executive Committee. Previously, he was Director of Sales and Trading of ITG Canada’s Institutional Equities business from 2000 to 2005. Before his tenure at ITG, Mr. Thadaney was Vice-President, Business Development (Equities) at C.T. Securities Inc., which was later acquired by T.D. Securities Inc. in 1999. He has also been a member of several industry associations, boards and registered charities, including: Asset Management Industry Hold’em for Life Charity; Mount Sinai, Co-Chair; Bermuda Stock Exchange; Canadian Council of the Americas; CanDeal; IIROC; Toronto Financial Service Alliance; Investment Industry Association of Canada; Junior Achievement Canada; Young Presidents Association (Ontario Chapter); and the World Federation of Exchanges SME Advisory Board.

Mr. Thomas K. Lewis, Jr. is an independent director of INX. Mr. Lewis is currently the Founder of Noble 4 Advisors, LLC, a company he founded in September 2012 that develops and provides methodologies, technologies and guidance that assist boards, CEOs, investors, and senior executives in defining and implementing plans to improve operating performance. Mr. Lewis has served as CEO of four companies, including The Green Exchange, a federally regulated futures and options exchange in New York and London, from September 2009 to July 2012; Automated Power Exchange Inc. (APX), a venture-backed wholesale power markets and renewable energy services provider, from August 2003 to October 2007; Ameritrade, an online retail broker, from February 1999 to August 2000; and Campus Pipeline, an educational software company. Prior to that, Mr. Lewis served in technology leadership positions with American Express, Credit Suisse First Boston, USF&G Insurance and Marriott Corporation. Mr. Lewis has served on the boards of The New York Ledger Exchange, aka LedgerX (from 2014 to 2017), Green Exchange Holdings, LLC (2009 to 2012), Evolution Markets, Inc. (2007 to 2009), Automated Power Exchange Inc. (2003 to 2007) and Neovest Holdings, Inc. (2001 to 2004). Mr. Lewis holds an honorary doctorate, a master’s degree in computer and information science, and a bachelor’s degree, magna cum laude, in business administration from the University of New Haven in Connecticut, where he was honored as a distinguished alumnus. He served as chairman of the Board of Trustees of the Henry Lee Institute of Forensic Science and served for twelve years as a member of the Board of Trustees of the University of New Haven. He has also served as a member of the Advisory Board of the Johns Hopkins Carey Business School at Johns Hopkins University. Mr. Lewis served as Executive in Residence and Assistant Professor at Johns Hopkins University, Carey Business School. Mr. Lewis also served as the head of technology for the Executive Office of the President of the United States during the Ronald Reagan Administration.

Ms. Hilary Kramer, CFE, is a former analyst and investment banker at Morgan Stanley and Lehman Brothers, founded and ran a long-short hedge fund and has been chief investment officer overseeing more than $5 billion of debt and equity portfolios. Ms. Kramer served as the co-head and board member of a $1.0 billion private equity fund jointly owned by Hicks, Muse that developed and invested in new programming content as well as serving on the advisory board of numerous companies including international TV Satellite Company--DirecTV. Ms. Kramer has served as a director to four publicly-traded companies and consults into family offices and institutions, such as Montgomery Asset Management, Freddie Mac, and families on the Forbes list of global billionaires ranging from Latin America to the Middle East. Ms. Kramer authors the futurist and investment newsletter GameChangers and has a nationally syndicated investment radio show on the Salem Network in 140 markets. She is the author of Ahead of the Curve (Simon & Schuster 2007) and The Little Book of Big Profits from Small Stocks (Wiley 2012). Her latest book, Game Changing Investing (Regnery 2020) is on the best-selling lists at “The Wall Street Journal”, “USA TODAY” and on Amazon.com. Ms. Kramer was a founding member of the Wall Street Journal Women in Business. Ms. Kramer holds an MBA from the Wharton School of the University of Pennsylvania and a BA with honors from Wellesley College.

Mr. Itai Avneri is the INX Chief Operating Officer. Mr. Avneri brings over 20 years of executive management experience into his role as COO. His commercial work spans a variety of technology companies, including from June 2015 to June 2017, COO of Anyoption, from June 2017 to July 2018, CEO of invest.com in Israel, where he spearheaded the shift to cryptocurrency and former Playtech Group-CMO and CEO of the Israel office. Since 2018 Mr. Avneri has served on the advisory boards of various enterprises including Peality Races, Layer11, Groupiez and BeexOS. Mr. Avneri has led the launch of multiple financial services and products in Europe and South Africa among other regulated jurisdictions. He designed and built advanced information systems with specializations in trading, BI & CRM solutions, marketing, and KYC automation as well as payments and integration hubs. His in-depth knowledge and hands-on experience on all aspects of online business (B2B & B2C), marketing, technology and finance will play a key role at INX Limited.

Mr. Alan Silbert is a director of INX and its CEO, North America. He joined INX in March 2018. Mr. Silbert is responsible for launching operations in North America, including facilitating the build-out of the director and advisor teams, raising capital, growing operations and infrastructure for North American operations, and leading the regulatory processes for broker-dealer and money transmitter licenses. From December 2015 until March 2018, he was Senior Vice President at Capital One Commercial Banking, serving on the Asset Based Lending and Life Science Finance/Venture Debt teams. Prior to that, he was Senior Vice President at GE Capital and Vice President at Merrill Lynch Capital. From February 2013 until October 2017, he served as founder and Chief Executive Officer of BitPremier LLC, a bitcoin luxury marketplace. Mr. Silbert received his BS in Business Administration with a concentration in Finance from Towson University.

Mr. Douglas Borthwick is our Chief Business Officer. Mr. Borthwick has over 25 years of experience in the finance industry, most recently founding and building the Chapdelaine FX electronic and voice trading business for inter-dealer broker TP-ICAP from 2012 to September 2018. Mr. Borthwick held various roles with Morgan Stanley from 1996 through 2005; managing foreign exchange derivatives trading groups in New York and London, with a strong focus on emerging markets. He then ran the strategic trading desk at Merrill Lynch from 2005 to 2006, and the Latin American FX trading business at Standard Chartered from 2006 to 2009. In 2010, Mr. Borthwick managed trading and research areas for startup foreign exchange agency Faros Trading, a company that was later sold to FXCM in 2013. Mr. Borthwick holds a Bachelors of science in Economics from Carnegie Mellon University and an MBA from Yale University’s School of Management.

Mr. Gadi Levin is Chief Financial Officer. Mr Levin has over 25 years of experience working with public US, Canadian and multi-jurisdictional public companies. He serves as a director and chief financial officer for a number of publicly listed companies in North America. Mr. Levin also served as the Vice President of Finance and Chief Financial Officer for two Israeli investment firms specializing in private equity, hedge funds and real estate. Mr. Levin began his CPA career at the accounting firm Arthur Andersen, where he worked for nine years, specializing in U.S. listed companies involved in IPOs. Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel

Mr. Paz Diamant is Chief Technology Officer. Mr. Diamant has more than 25 years of experience in the banking and financial technology industry. From November 2013 to January 2020, Mr. Diamant held several roles at eToro, a worldwide leading social investment network, where he was most recently Managing Director of R&D and Product. In that role he directed the design, development, and deployment of the company’s cloud-based exchange system, and was responsible for the development of eToro’s complicated hedging algorithms. While at eToro, Mr. Diamant managed R&D teams for several years while implementing cutting-edge, cloud-based technologies successfully. From October 2002 to January 2011, Mr. Diamant was the founder and Chief Executive Officer of ForexManage Ltd., a leading provider of advanced, real-time, risk management and foreign exchange online trading technologies for the banking industry. Through his role at ForexManage, Mr. Diamant had a significant role in the adoption of advanced risk management models in major European banks and brokerage houses. Mr. Diamant holds a BS in Physics from the Technion - Israel Institute of Technology, where he graduated cum laude, and an MBA, Finance from Bar-Ilan University.

Ms. Maia Naor is Chief Product Officer and has been with the Company since its founding. Ms. Naor has ten years of fin-tech experience working for companies across Europe and Israel. From 2010 until July 2017, Ms. Naor served as Vice President – Product in Anyoption, a leading European regulated trading group where she oversaw the planning, implementation and launch of several financial services and computer-internet-based and cellular-based trading applications. Ms. Naor also gained experience in building and training teams of data scientists that supported the growth and optimization of the trading products. Ms. Naor is a graduate of the Tel Aviv University School of Economics and the Tel Aviv University School of Mathematical Sciences, with honors.

Ms. Catherine Yoon is General Counsel of the Company. Ms. Yoon is responsible for leading all legal, regulatory and government affairs efforts. Ms. Yoon was the founder and principal of CJY Advisors LLC from January 2021 to April 2021. From May 2019 to December 2020, she was special counsel and the co-head of the FinTech and blockchain practice group at the law firm of Katten Muchin Rosenman LLP. From October 2017 to April 2019, she was general counsel of Genesis Block LLC, a blockchain advisory firm, and its affiliated broker-dealer, GB Capital Markets Inc. From November 2010 to October 2017, she was Managing Director and Senior Counsel at The Bank of New York Mellon. Prior to that, she was an associate at the law firm of Schulte Roth & Zabel LLP. Ms. Yoon is a member of several blockchain industry groups and is on the steering committee for Global Blockchain Convergence, a blockchain policy think tank. Ms. Yoon received her BA from Swarthmore College and her JD from New York Law School.

Mr. Jonathan Azeroual is Chief Blockchain Officer. Mr. Azeroual has been with the Company since its founding. Mr. Azeroual has over nine years of broad financial experience working for banks, hedge funds, brokerage firms in various analytical, operational or executive positions in Paris’s, New York’s, and London’s financial markets. He is the co-founder and, from July 2015 until December 2017, served as Chief Executive Officer of Bsave Ltd., a UK company that operates a Bitcoin savings platform. He also currently works for Redwood Digital Fund as a member of their Trading & Investment Services team. From June 2016 to February 2017, he was a member of the Trading & Investment Services group at Hadas Capital. Between October 2014 and October 2015 he was an algorithmic trader for Colley Cooper Capital. Prior to that, starting in 2012 until October 2014, he served as an institutional sales trader for Sunrise Brokers. He graduated with honors and holds a postgraduate degree in Financial and Statistical Engineering from Paris-Dauphine University and holds ESCP Europe Advanced Master’s in Finance.

Mr. James Crossley is INX’s Director of Business Development. Since January 2018 James acted as a Director of INX until his resignation on December 14, 2021. From October 2015 to December 2018, James was a Director of the Flo Live group, a provider of global cloud-based Internet-of-Things ecosystems. From March 2016 to May 2017, he acted as Director and CFO of Flocash Limited, a technology based international money transfer gateway. From February 2013 to December 2016, he worked with Extech, Ascarii and Intalec, marketing ERP Solutions including SAP Business One Cloud and Infor. Prior to February 2013, he had been Director of Corporate Development for Titan GS Europe, a global SAP Partner, having previously sold his own successful SAP Partnership to Titan in February 2009. Before moving into technology James spent 25 years at C Level in the advertising industry including CFO, CEO and Group CFO roles for regional and global ad agencies.

Mr. Vlad Uchenik has over 24 years of experience in the financial services industry. Vlad is currently CEO and CCO for INX Securities, LLC (formerly Openfinance Securities, LLC, Sageworks Capital, LLC and Raiseworks), and has been in the role since 2013. Mr. Uchenik was responsible for getting regulatory approval for the first ATS that traded digital securities in the secondary market, with the first trade occurring in November 2018. Mr. Uchenik also previously worked as CCO for Eagliew Securities, LLC, as CCO for iTB Securities LLC, a fixed income ATS trading platform BD, and as COO and CCO for InterMerchant Securities, LLC in New York. Prior to that, Mr. Uchenik was the Chief Operating, Compliance and Financial Officer of Jesup & Lamont Securities Corp supervising over 150 registered reps. Mr. Uchenik was also the COO/CCO of Safdie Investment Services Corp., a boutique BD and Investment Advisor, and served as the VP of Regulatory Risk and Control for US Trust’s Operations Division where his responsibilities included overseeing the risk and compliance measures in operations for the BD, 4 SEC IAs, a National Bank, ’40 Act mutual funds and a Trust company. Mr. Uchenik also held a CCO role with BBVA Securities Corp in New York and was CCO/COO for Security Financial Network in Phoenixville, PA. Mr. Uchenik has the FINRA Series 4, 7, 24, 28, 53, 63 and 65 licenses. Mr. Uchenik has an undergraduate degree in Business Management from Rutgers University in New Brunswick, NJ and a master’s degree in Finance from Temple University in Philadelphia, PA.

About The INX Digital Company Inc. The Company is the holding company for the INX businesses, which include regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX’s vision is to be the preferred global regulated hub for digital assets on the blockchain. INX’s overall mission is to bring communities together and empower them with financial innovation. INX’s journey started with its initial public token offering of the INX Token in which it raised US$83 million. INX is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, the Company’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the near future. For more information, please visit the INX website here.

Early Warning

Immediately prior to the Transaction, Mr. Shy Datika did not hold any Resulting Issuer Shares or other securities of Valdy. As a result of the Transaction, owing to his shareholdings of INX, Mr. Datika has beneficial ownership of, or control or direction over, an aggregate of 40,540,013 Resulting Issuer Shares representing approximately 19.98% of the issued and outstanding Resulting Issuer Shares on a non-diluted basis and 41,634,811 Resulting Issuer Shares and other securities convertible into Resulting Issuer Shares within 60 days, representing approximately 20.41% of the issued and outstanding Resulting Issuer Shares on a partially-diluted basis.

The Resulting Issuer Shares are held for investment purposes and Mr. Datika has no current intention to acquire control or direction over additional securities of the Company as of the date of this news release, either alone or together with any joint actors. A copy of the early warning reports providing further details of Mr. Datika’s holdings will be available on the Company’s SEDAR profile at www.sedar.com. A copy of that report can also be obtained by contacting Investor Relations at investorrelations@inx.co.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

The INX Digital Company, Inc.

Douglas Borthwick

Chief Business Officer

Email: douglas.borthwick@inx.co

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